[SunTrust Letterhead]

February 14, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sharon Blume

Reviewing Accountant

Re:	SunTrust Banks, Inc. (file no. 1-08918)
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007

Dear Ms. Blume:

We have set forth below our responses to the comments in the letter from the Staff dated February 13, 2008, concerning the SunTrust Banks, Inc. (“SunTrust” or the “Company”) Form 10-K for the year ended December 31, 2006, Form 10-Q for the quarter ended March 31, 2007, Form 10-Q for the quarter ended June 30, 2007, and Form 10-Q for the quarter ended September 30, 2007. For your convenience, we have listed the responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1. Financial Statements

1.

We note in your response to comment 6 to our letter dated February 13, 2008 that in the second quarter of 2007 you sold available for sale securities with unrealized losses that are held in a Rabbi Trust for purposes of satisfying certain long-term employee retirement benefit plans. Your response did not indicate whether the decision to sell or retain such securities is at the discretion of the employee or the Company. If these securities are employee-directed, any unrealized losses would be considered other than temporary because the Company does not have the ability to hold such securities until recovery. Please confirm that either these securities are not employee-directed, or if they are employee-directed that the unrealized losses on such securities have not been material to the Company’s financial statements.

SunTrust Banks, Inc.

February 14, 2008

Response

SunTrust manages the investments in its Rabbi Trust in order to fund certain non-qualified benefit plans. Decisions to sell or retain available for sale securities in the Rabbi Trust are made by the Company; the individuals in these non-qualified benefit plans have no direction over the plan assets.

2.

We note in your response to comment 13 to our letter dated January 29, 2008 that for purposes of your periodic evaluations of other than temporary impairment you identify all available for sale securities with unrealized losses and use thresholds “to identify those securities with the greatest potential of probable [emphasis added] other than temporary impairment.” SAB Topic 5M indicates that management should act upon a premise that a write-down may be required and should record an other than temporary impairment loss in absence of evidence supporting that the impairment is temporary. SAB Topic 5M requires an assertion by management on an individual security basis that an other than temporary impairment does not exist, and not an evaluation of whether it is probable that an other than temporary impairment does exist. While it would be acceptable to not evaluate securities for which the unrealized losses, both individually and in the aggregate, would not be material if recorded in their entirety, the Staff believes that in absence of this condition an assertion by management is required on an individual security basis to conclude that an other than temporary impairment does not exist. The use of thresholds may be appropriate to focus management’s attention on those securities for which more persuasive evidence is necessary to conclude that an other than temporary does not exist. Please confirm that you have either explicitly or implicitly made an assertion of the ability and intent to hold to recovery all available for sale securities with material unrealized losses, individually and in the aggregate. Additionally, please confirm that sales of such securities are considered in evaluating the ongoing appropriateness of management’s assertions regarding the ability and intent to hold until recovery available for sale securities with unrealized losses.

Response

We confirm to you through this letter that we have asserted explicitly our intent and ability to hold to recovery all available for sale securities with material unrealized losses, either individually or in the aggregate. This was the intent of our Form 10-K disclosure for the year ended December 31, 2006 and Form 10-Q filings for 2007, where we indicate that we review all securities with unrealized losses for other than temporary impairment at least quarterly, and that as a result of those reviews, the Company determined that no impairment charges were deemed necessary due to our ability and intent to retain these securities until recovery.

We confirm through this letter that sales of impaired securities for which we have previously asserted we would hold to recovery are considered when evaluating the appropriateness of our assertions of intent and ability to hold to recovery. As discussed in our earlier response letters, we believe there is significant accounting risk and potential resulting ramifications associated with selling available for sale securities in an unrealized loss position. When asserting that we have the intent and ability to hold impaired available for sale securities to recovery, we consider many factors including the financial condition and near-term prospects for the issuer, the length of time and the extent to which the market value has been less than cost, our intent and ability to hold the available for sale securities to recovery, as well as prior sales of impaired available for sale securities.

We will reconsider the wording in this area and make revisions to provide additional clarity in respect to the comments above in connection with our Form 10-K for the year ended December 31, 2007.

SunTrust Banks, Inc.

February 14, 2008

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/Mark A. Chancy
Mark A. Chancy Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
        Audit Committee Chairman
Mr. James M. Wells III
        President and Chief Executive Officer
Mr. Raymond D. Fortin
        Corporate Executive Vice President and
        General Counsel
Mr. Thomas E. Panther
        Controller and Chief Accounting Officer
Mr. David W. Leeds
        Ernst & Young LLP, Coordinating Partner
Mr. Denis J. Duncan
PricewaterhouseCoopers LLP, Engagement Partner